

May 10, 2011

Michael Baron
Chief Executive Officer
Las Vegas Railway Express, Inc.
6650 Via Austi Parkway, Suite 170
Las Vegas, NV 89119

>   **Re: Las Vegas Railway Express, Inc.**
>   **Form 10-Q for Fiscal Quarter Ended**
>   **December 31, 2010**
>   **File No. 333-144973**

Dear Mr. Baron:

We have reviewed your responses dated March 25, 2011 and April 28, 2011 and have the following comments.

Form 10-Q as of December 31, 2010

Note 3 – Notes Payable, page 10

1. We have reviewed your response to comment 1 from our letter dated March 15, 2011 and your supplemental response subsequent to our conference call on April 27, 2011. In your supplemental response you state that you lent South Lake Capital LLC et al $400,000 on January 25, 2010 and you provided 40 loans from your portfolio "which were not previously written off by the company" as collateral. We have reviewed your March 31, 2010 financial statements included in your Form 10-K and noted there was a zero balance in your loans receivable account. It appears <u>all</u> loans receivable were previously written off.   Since you state the 40 loans provided as collateral were not written off, please tell us where you have accounted for these loans in the balance sheet as of March 31, 2010. Also, in your supplemental response dated April 28, 2011, you state "[t]he notes were cancelled" on the date the lender took possession of the 40 loans. Please clarify the meaning of this statement.

2. If upon further review, you concur that all loans receivable were previously written off, please address the following:
    *   Please clarify why the lenders were willing to accept collateral that apparently had zero value as of January 25, 2010;

- Please clarify why you wrote off all of your loans receivable if you were still collecting on them and you still believed they had value at the time of their write-off and;
- Given the fact the loans receivable were previously written off, we are not clear how you were able to provide 40 uncollectible loans as collateral which later resulted in the recognition of a $238,374 gain from extinguishment of debt in your statement of operations as of December 31, 2010, at the time the collateral was foreclosed upon.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant